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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)


                           TURBOCHEF TECHNOLOGIES INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   900006 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                REINALDO PASCUAL
                             KILPATRICK STOCKTON LLP
                                   SUITE 2800
                            1100 PEACHTREE STREET NE
                             ATLANTA, GEORGIA 30309
                                 (404) 815-6500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                OCTOBER 22, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 pages)

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-----------------------                                     --------------------
CUSIP NO.  900006 10 7                  13D                   PAGE 2 OF 8 PAGES
-----------------------                                     --------------------

------- ------------------------------------------------------------------------

  1     NAMES OF REPORTING PERSONS:  OVENWORKS, LLLP

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):  16-1686546
------- ------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /

                                                                     (b)/X/
------- ------------------------------------------------------------------------

  3     SEC USE ONLY
------- ------------------------------------------------------------------------

  4     SOURCE OF FUNDS:  OO (SEE ITEM 3)
------- ------------------------------------------------------------------------

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e):
                                                                       / /
------- ------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  STATE OF GEORGIA
------------------- --------- --------------------------------------------------

NUMBER OF SHARES        7      SOLE VOTING POWER:
 BENEFICIALLY
  OWNED BY          --------- --------------------------------------------------
EACH REPORTING
 PERSON WITH            8      SHARED VOTING POWER:  38,353,000
                    --------- --------------------------------------------------

                        9      SOLE DISPOSITIVE POWER:
                    --------- --------------------------------------------------

                       10      SHARED DISPOSITIVE POWER:  38,353,000
------------------- --------- --------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        38,353,000
------- ------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                            / /
------- ------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  52.9%
------- ------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON:  PN
------- ------------------------------------------------------------------------

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-----------------------                                     --------------------
CUSIP NO.  900006 10 7                  13D                   PAGE 3 OF 8 PAGES
-----------------------                                     --------------------

------- ------------------------------------------------------------------------

  1     NAMES OF REPORTING PERSONS:  OVEN MANAGEMENT, INC.

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-0304616
------- ------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:             (a) / /

                                                                      (b) /x/
------- ------------------------------------------------------------------------

  3     SEC USE ONLY
------- ------------------------------------------------------------------------

  4     SOURCE OF FUNDS:  NOT APPLICABLE
------- ------------------------------------------------------------------------

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                          / /
------- ------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  STATE OF GEORGIA
------------------- --------- --------------------------------------------------
NUMBER OF SHARES        7      SOLE VOTING POWER:
 BENEFICIALLY
  OWNED BY          --------- --------------------------------------------------
EACH REPORTING
 PERSON WITH            8      SHARED VOTING POWER:  38,353,000
                    --------- --------------------------------------------------

                        9      SOLE DISPOSITIVE POWER:
                    --------- --------------------------------------------------

                       10      SHARED DISPOSITIVE POWER:  38,353,000
------------------- --------- --------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            38,353,000
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                           / /
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  52.9%
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:  CO
----------- --------------------------------------------------------------------

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CUSIP NO.  900006 10 7                  13D                   PAGE 4 OF 8 PAGES
-----------------------                                     --------------------

------- ------------------------------------------------------------------------

  1     NAMES OF REPORTING PERSONS:  RICHARD E. PERLMAN

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
------- ------------------------------------------------------------------------

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) / /

                                                                    (b) /x/
------- ------------------------------------------------------------------------

  3     SEC USE ONLY
------- ------------------------------------------------------------------------

  4     SOURCE OF FUNDS:  NOT APPLICABLE
------- ------------------------------------------------------------------------

  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e):                                         / /
------- ------------------------------------------------------------------------

  6     CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES OF AMERICA
------------------- --------- --------------------------------------------------

NUMBER OF SHARES        7      SOLE VOTING POWER: 416,666(1)
 BENEFICIALLY
  OWNED BY          --------- --------------------------------------------------
EACH REPORTING
 PERSON WITH            8      SHARED VOTING POWER:  38,353,000
                    --------- --------------------------------------------------

                        9      SOLE DISPOSITIVE POWER: 416,666(1)
                    --------- --------------------------------------------------

                       10      SHARED DISPOSITIVE POWER:  38,353,000
------- ------------------------------------------------------------------------

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
        38,769,666(1)
------- ------------------------------------------------------------------------

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES:                                               / /
------- ------------------------------------------------------------------------

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  53.2%
------- ------------------------------------------------------------------------

  14    TYPE OF REPORTING PERSON:  IN
------- ------------------------------------------------------------------------

(1) Includes 416,666 shares of the Issuer's common stock, par value $.01 per share, subject to currently exercisable options.

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CUSIP NO.  900006 10 7                  13D                   PAGE 5 OF 8 PAGES
-----------------------                                     --------------------

                                EXPLANATORY NOTE

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends the statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on November 7, 2003 (the "Statement") with respect to the common stock, par value $.01 per share, of TurboChef Technologies, Inc. This Amendment No. 1 amends the Statement as specifically set forth herein. Unless otherwise indicated herein, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement.

ITEM 1.      SECURITY AND ISSUER.

     Item 1 is hereby amended and restated to read as follows:

          This statement (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of TurboChef Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328.

ITEM 4.      PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

          At the Issuer's annual meeting of stockholders on July 19, 2004, the Issuer's stockholders approved an amendment to the Certificate of Incorporation to increase the number of authorized shares of Common Stock from 50,000,000 to 100,000,000. This amendment increased the number of authorized shares of Common Stock to a number that permitted the Issuer to reserve (in accordance with the requirements of the Certificate of Designation) a sufficient number of shares of its Common Stock to permit the conversion of all shares of Series D Preferred Stock held by OvenWorks. Accordingly, in connection therewith, each of the Voting Agreements was terminated, by its respective terms, effective as of July 19, 2004.

          On October 22, 2004, OvenWorks converted 1,917,650 shares of Series D Preferred Stock, which shares represented all of the shares of Series D Preferred Stock beneficially owned by OvenWorks, into shares of Common Stock. Pursuant to the terms of the Certificate of Designation, the shares of Series D Preferred Stock were converted at the rate of 20 shares of Common Stock for each share of Series D Preferred Stock. Accordingly, as a result of the conversion, an aggregate of 38,353,000 shares of the Issuer's Common Stock were issued to OvenWorks, and OvenWorks no longer holds any shares of the Issuer's Series D Preferred Stock.

     Item 4 is hereby further amended by deleting the section entitled "STOCKHOLDERS' AGREEMENT" in its entirety, and replacing it with the following:

     STOCKHOLDERS' AGREEMENT

          In connection with the Stock Purchase Agreement, the Issuer, OvenWorks, Bogatin and Gogel entered into a Stockholders' Agreement dated as of October 28, 2003, which was amended on November 21, 2003 (the "Stockholders' Agreement"). Pursuant to the terms of the Stockholders'
     Agreement: (a) Bogatin and Gogel agreed to a general 18-month prohibition on the transfer of their shares of capital stock of the Issuer and to a right of first refusal in favor of the Issuer and OvenWorks, subject to certain exceptions, including a quarterly trading allowance of 100,000 shares per calendar quarter for Bogatin and a monthly trading allowance of 10% of the average daily trading volume of the Issuer's Common Stock for Gogel; (b) upon the request of holders of at least 20% of the shares of Series D Preferred Stock, the holders of shares of Series D Preferred Stock may make two demands on the Issuer to register all or a portion of the Series D Preferred Stock, or the Common Stock into which the shares of Series D Preferred Stock may be converted; and (c) the holders of shares of Series D Preferred Stock and Bogatin are entitled to unlimited piggy-back registration rights on registrations of the Issuer.

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CUSIP NO.  900006 10 7                  13D                   PAGE 6 OF 8 PAGES
-----------------------                                     --------------------

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated to read as follows:

          (a) and (b) Please see Items 7 through 11 and 13 of the cover sheet for each Reporting Person.

          OvenWorks and Oven Management beneficially own 38,353,000 shares of Common Stock, which were issued to OvenWorks as a result of the conversion of 1,917,650 shares of Series D Preferred Stock, and which represent approximately 52.9% of the outstanding shares of Common Stock (based on 72,443,648 shares outstanding as of October 28, 2004).

          Perlman beneficially owns 38,769,666 shares of Common Stock, which number includes: (a) 38,353,000 shares of Common Stock issued to OvenWorks as a result of the conversion of 1,917,650 shares of Series D Preferred Stock; and (b) 416,666 shares of Common Stock subject to currently exercisable options. Such number of shares of Common Stock represents approximately 53.2% of the outstanding shares of Common Stock (based on 72,443,648 shares outstanding as of October 28, 2004 and giving effect to the exercise of currently-exercisable options held by Perlman).

          Each of the Reporting Persons shares the power to vote and dispose of the 38,353,000 shares of Common Stock currently held by OvenWorks.

          Upon exercise, Perlman will have the sole power to vote and dispose of 416,666 shares of Common Stock which are subject to currently exercisable options.

          The Reporting Persons declare that the filing of the Statement and this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are or were at any time, for the purposes of Section13(d) of the Act, the beneficial owner of any Common Stock held by the Stockholders, or that such persons comprise a "group" for purposes of
     Section 13(d) of the Act, and such beneficial ownership and the existence of a "group" are hereby disclaimed.

          (c) Except as set forth in Item 4 above, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

          (d) and (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended and restated to read as follows:

          The Stock Purchase Agreement and the Voting Agreements were entered into as of October 28, 2003. The Certificate of Designation was filed with the Secretary of State of the State of Delaware on October 27, 2003. The Stockholders' Agreement was entered into on October 28, 2003, and amended as of November 21, 2003. Certain terms and conditions of the Stock Purchase Agreement, Voting Agreements, Certificate of Designation and Stockholders' Agreement are described in Items 3-5 of this Statement, as amended by this Amendment No. 1.

          Pursuant to the terms of a Placement Agent Agreement, dated as of October 21, 2003, between OvenWorks and SMH, SMH agreed to purchase, for the respective accounts of the Other Investors, an aggregate of 200,000 shares of Series D Preferred Stock. Pursuant to the terms of a Nominee Agreement, dated as of October 23, 2003, between OvenWorks and SMH, OvenWorks agreed to act as nominee for SMH to purchase such shares of Series D Preferred Stock under the Stock Purchase Agreement. As partial consideration for its services as placement agent, OvenWorks transferred to SMH 15,000 shares of Series D Preferred Stock.

          The Reporting Persons declare that the filing of the Statement and this Amendment No. 1 shall not be construed as an admission that the Reporting Persons are or were at any time, for the purposes of Section13(d) of the Act, the beneficial owner of any Series D Preferred Stock owned by the Other Investors, or that such

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CUSIP NO.  900006 10 7                  13D                   PAGE 7 OF 8 PAGES
-----------------------                                     --------------------

     persons comprise a "group" for purposes of Section 13(d) of the Act, and such beneficial ownership and the existence of a "group" are hereby disclaimed.

          Except as described in the Statement, as amended by this Amendment No. 1, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) among themselves or between such persons and any other person with respect to any securities of the Issuer, including finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.......Consent to Transfer and First Amendment to Stockholders'
                     Agreement dated as of November 21, 2003 by and among the Issuer, OvenWorks, Bogatin and Gogel

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CUSIP NO.  900006 10 7                  13D                   PAGE 8 OF 8 PAGES
-----------------------                                     --------------------


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     Dated: November 1, 2004


                                          OVENWORKS, LLLP

                                          By:  Oven Management, Inc.,
                                               its General Partner


                                               By: /s/ Richard E. Perlman
                                                  ------------------------------
                                                  Richard E. Perlman
                                                  President


                                          OVEN MANAGEMENT, INC.


                                          By: /s/ Richard E. Perlman
                                             -----------------------------------
                                             Richard E. Perlman
                                             President


                                          /s/ Richard E. Perlman
                                          --------------------------------------
                                          Richard E. Perlman